UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 5, 2008

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., in its meeting on 5th February 2008, has resolved to convene an Annual General Meeting of shareholders, which will be held in Bilbao, in the Palacio Euskalduna, on 4
Abandoibarra Street, on 13th March 2008 at 12 hours at first summons, and in same place at the same time on 14th February at second summons, according to following

AGENDA

ONE.- Examination and approval, where forthcoming, of the annual financial statements and management report, for Banco Bilbao Vizcaya Argentaria, S.A. and its Consolidated Financial Group. Application of earnings; dividend payout.
Approval of corporate management. All with reference to the year ending 31st
December 2007.

TWO.- Amendment of article 34, “Number and Election” in the Company bylaws in order to reduce the minimum and maximum number of seats on the Board of
Directors.

THREE: Amendment of article 36, “Term of office and renewal” in the Company bylaws, regarding the directors, in order that they be appointed and/or renewed for a three-year term rather than a five-year term.

FOUR.- Adoption, where forthcoming, of the following resolutions on the re-election of members of the Board of Directors:

4.1.- Re-election of Mr José Ignacio Goirigolzarri Tellaeche
4.2.- Re-election of Mr Román Knörr Borrás

Pursuant to paragraph 2 of article 34 of the Company bylaws, to determine the number of directors at the number there are at this moment, according to the resolutions adopted under this agenda item, which will be reported to the AGM for all due effects.

FIVE.- To increase by €50 bn (FIFTY BILLION EUROS) the maximum nominal amount which the AGM, 18th March 2006, under its agenda item three, has authorised the
Board of Directors to issue fixed-income securities of any class and nature, including exchangeable, not convertible into shares, whose amount was increased by the resolution adopted by the AGM, 15th March 2007.

SIX.- To confer authority on the Board of Directors, for a maximum period of 5 years, to issue up to a maximum of €9 bn (NINE BILLION EUROS), securities that are convertible and/or exchangeable for Company shares, and the power to or not the right of pre-emptive subscription pursuant to article 159.2 of the
Companies Act; to determine the core issues and the modalities of the and increase the share capital by the amount required, amending, where necessary, article 5 of the Company bylaws.

SEVEN.- Authorisation for the Company to acquire treasury stock directly or through Group companies, in accordance with Article 75 of the Consolidated Text of the Companies Act, establishing the limits to or requirements for these acquisitions, with express powers to reduce the Company’s share capital to redeem treasury stock. To confer necessary authority to the Board of Directors to execute the resolutions passed by the AGM in this respect, repealing the authorisation conferred by the AGM held 16th March 2007.

EIGHT.- Appointment of the auditors for the 2008 accounts.

NINE.- Conferral of authority to the Board of Directors, with powers of substitution, to formalise, correct, interpret and implement the resolutions adopted by the AGM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 02/05/2008	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA